

July 31, 2012

Anthony E. Malkin
Chairman, Chief Executive Officer and President
Empire State Realty Trust, Inc.
One Grand Central Place
60 East 42nd Street
New York, New York 10165

Re: **Empire State Realty Trust, Inc.**
           Amendment No. 2 to Registration Statement on Form S-4
           Filed July 3, 2012
           File No. 333-179486
           Amendment No. 2 to Registration Statement on Form S-11
           Filed July 3, 2012
           File No. 333-179485

Dear Mr. Malkin:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1.   The comments and page references below refer to the Form S-4 as filed on July 3, 2012. To the extent the comments are also applicable to disclosure in the Form S-11, please revise the Form S-11 accordingly. We may have further comments on the Form S-11.

2.   We note your response to comment 3 of our letter dated June 8, 2012. Please note that we are reviewing your response in regards to the third-party portfolio proposal and whether it complies with Section 14(a) of the Exchange Act. We may have further comments.

3.   We note your response to comment 2 of our letter dated June 8, 2012. Item 911(a)(4) of Regulation S-K requires the filing of all reports received from an outside party which are materially related to the transaction, without exception for preliminary or draft reports, or for materials that were not ultimately relied on by the sponsor. Accordingly, please file as exhibits to your registration statement all of the schedules and work papers described in your response, including the June report, the preliminary draft valuation, the actual property appraisals for the subject LLCs, and all similar appraisals and materials relating to the private entities. To the extent that these reports present findings or conclusions that are materially different from those appearing in Exhibit 99.47, please summarize those differences in your prospectus. Finally, please modify the legend on page 222 to include all filed reports, appraisals and opinions, not simply Exhibit 99.47.

4.   We note your response to comment 8 of our letter dated June 8, 2012. Given that the supervisor can implement the buyout regardless of whether a transaction is consummated, please provide your analysis under Rule 13e-3 with respect to a standalone buyout. Please also briefly describe the circumstances under which the supervisor may choose to abandon or postpone the transaction, and the authority for doing so, in both the case where the buyout is implemented and where it is not.

Prospectus Cover Page

5.   Please revise the cover page of the prospectus to disclose that holders of the operating partnership units will not have economic or voting interests in the REIT.

Questions and Answers about the Consolidation, page 1

What will I be entitled to receive if I don't vote "FOR" the consolidation and either proposal is approved by my subject LLC? page 5

6.   Please clarify in the subheading the other proposal to which you are referring.

When can I sell operating partnership units or shares of Class A common stock of the company after the consolidation and the IPO? page 6

7.   Please clarify, as discussed on page 427, that the Class A shares that you refer to in the second sentence are only issuable in exchange for OPUs beginning twelve months after completion of the IPO at the company's election. We note your related disclosure on page 8.

What is the process by which I may change my vote on the consolidation proposal or the third-party portfolio proposal? page 13

8.   We note your added disclosure on page 13 in response to comment 15 of our letter dated June 8, 2012. In the example you give on page 14, the buyout notice that supermajority

consent has been received is mailed to participants who abstained or voted "against" on day 61, even though the required supermajority was actually received on day 47. Please confirm that the buyout notice will not be mailed out earlier than the end of the 60 day solicitation period. Also, please disclose whether a participant may call MacKenzie Partners, Inc. ("MacKenzie") during the solicitation period to check the status as to whether or not supermajority consent has been received and/or to confirm that MacKenzie has received a participant's changed vote.

Are there tax consequences as a result of the consolidation? page 14

9.   We note your disclosure in the paragraph on page 15 following subsection (iii) regarding when an investor may be treated as receiving shares of common stock and immediately transferring such shares to the supervisor as a reimbursement payment. Please revise to clarify when this treatment would apply. For example, does it apply to participants who vote "yes" to the voluntary pro rata reimbursement program and/or to participants who voted in favor of the voluntary capital overrides?

Summary, page 17

Background of and Reasons for the Consolidation, page 27

10.   We note your response to comment 31 of our letter dated June 8, 2012, as well as your revised disclosure on page 28. We particularly note your additional disclosure about the compensation at an hourly rate for special supervisory services. Please quantify these fees to the extent material and explain what types of services are included in the special supervisory services. Lastly, please clarify whether these fees were included when calculating the exchange value of the management companies.

11.   In footnote (6) on page 30, please disclose the percentage of participation interests for which the Malkin Holdings group controls the vote but does not have an economic interest.

The Subject LLCs, the Private Entities and the Management Companies, page 27

12.   Please revise your chart on page 29 to include the interests to be received by Malkin Holdings group pursuant to the voluntary capital overrides. Please also include related disclosure in the "Allocation of Consideration in the Consolidation" section beginning on page 68.

Selected Financial and Other Data, page 80

13.   Please clearly label the historical combined columns presented in your Selected Financial and Other Data on page 81 as "Predecessor" financial information.

Background of and Reasons for the Consolidation, page 138

Chronology of the Consolidation, page 143

14.   We note your disclosure at the bottom of page 144 that in 2010 Anthony Malkin and
        Peter Malkin met with the executors of the Helmsley estate, as a significant investor, to
        discuss the merits of the consolidation. We note from your disclosure on page 29 that the
        Helmsley estate is a significant investor in the private entities such as Empire State
        Building Company. Please discuss whether representatives of the supervisor met with
        any other significant investors, including those in the private entities, to discuss the
        merits of the consolidation. For example, did representatives of the supervisor meet with
        other participants that have a significant economic interest in ESBC to discuss the
        consolidation? Please revise accordingly.

Comparison of Distributions by the Subject LLCs and the Company, page 160

Distributions by the Company, page 161

15.   We note your response to comment 41 of our letter dated June 8, 2012, as well as your
        added tabular disclosure on pages 163-164. We may have further comments once the
        table is completed.

16.   We note your disclosure on page 8 that holders of operating partnership units will
        generally have the same rights to distributions as stockholders of the company. In this
        section, please discuss the similarities and differences between these rights.

Voluntary Pro Rata Reimbursement Program for Expenses of Legal Proceedings with Former
Property Manager and Leasing Agent, page 202

17.   We note your disclosure on page 203 that if participants consent to the voluntary pro rata
        reimbursement program, the supervisor will be reimbursed out of the participants' share
        of the "excess cash." Please revise to explain the excess cash or advise.

Reports, Opinions and Appraisals, page 205

Supervisor's Reasons for Representation as to 50/50 Allocation, page 207

18.   In the chart on page 210, please disclose that the figures in the chart were derived based
        on a different set of projections than those used by Duff & Phelps in its original
        discounted cash flow valuation, and why different projections were used, and complete
        the last column.

19. We note your response to comment 52 of our letter dated June 8, 2012, and we reissue the comment, in part. Please specifically address how your statement in the proxy that "ownership of the fee title [would] convert Associates' wasting leasehold into a permanent asset" is consistent with your disclosure that the residual interest has no material additional value.

20. We note your revised disclosure on page 211 in response to comment 55 of our letter dated June 8, 2012. Please revise part (b) to quantify the "substantially dissimilar" sharing ratio that would have been yielded by the DCF analysis.

Fairness Opinion, page 216

21. We note your response to comment 57 of our letter dated June 8, 2012. Your disclosure still does not clearly state whether you determined the amount of consideration or Duff & Phelps recommended the amount of consideration. Please provide this disclosure as required by Item 911(a)(2)(v) of Regulation S-K.

22. We note your response to comment 58 of our letter dated June 8, 2012. Please revise your disclosure as requested to specify that if the roll-up transaction is completed with less than all of the subject LLCs participating, no report, opinion or appraisal concerning the fairness of the transaction will have been obtained. See Item 911(b)(1)(ii)(C) of Regulation S-K.

23. We note your response to comment 61 of our letter dated June 8, 2012. Please clarify your disclosure regarding the fairness opinion to specify whether it addresses the method of allocation or the amounts allocated, or both. Please also disclose the implications of this distinction. If Duff & Phelps assumed that the method of allocating amounts to a specific subject LLC were fair, please so state.

Exchange Value and Allocation of Operating Partnership Units and Common Stock, page 223

24. We note your response to comment 47 of our letter dated June 8, 2012, as well as your revised disclosure regarding the consideration allocable to the override holders based on the amount they were entitled under the constituent documents. In this section, please revise to explain in greater detail the valuation methodology used to assign value to the override interests.

Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal, page 281

Revocability of Consent, page 285

25. We note your response to comment 65 of our letter dated June 8, 2012. Please describe the principle of contract or partnership law which operates to make a revocation by a

participant ineffective prior to such time as the LLC consents of the agents become irrevocable. Please also disclose the extent of the agents' legal obligation to deliver LLC consents immediately following receipt of the requisite participation consents.

Results of Operations, page 307

Year Ended December 31, 2011 Compared To Year Ended December 31, 2010, page 310

Other Income and Fees, page 311

26.   We note your response to comment 66 of our letter dated June 8, 2012. Since the Helmsley estate reimbursed Malkin Holdings for the pro rata amounts allocated to the entities in which it is an investor, please further explain why these amounts were not considered to be paid on behalf of those entities. Please identify those entities and confirm if the Helmsley Estate is a principal stockholder in those entities; if so, clarify what consideration was given to recording the amounts as expenses of those entities with corresponding capital contributions from a principal stockholder when it was determined that the Helmsley Estate would reimburse the amounts.

The Company Business and Properties, page 363

The Empire State Building, New York, New York, page 385

27.   Please disclose any intellectual property related to the Empire State Building that is material to the business, and disclose the owner of the intellectual property rights. In this regard, we note your disclosure on page 387 that "ESBA licenses the trademarked Empire State Building name and image." However, we note that in the application for Trademark registration dated May 13, 1999, which was registered on December 12, 2000, the applicant/owner of record is listed as Empire State Building Company, LLC, Malkin Holdings, LLC. Please clarify.

Fiduciary Responsibility, page 466

28.   Please clarify whether or not the supervisor has a fiduciary duty to the participants in the LLCs. Your disclosure states that the supervisor has a fiduciary duty to the subject LLCs, but it is not clear whether this duty flows to the participants.

29.   In the penultimate paragraph in this section, please disclose the source of the fiduciary relationship between the agents and the participants (i.e., is it contractual in nature?).

Unaudited Pro Forma Financial Information, page F-5

30.   We note your response to comment 69 of our letter dated June 8, 2012. It is unclear to us why you do not believe that the requirement to present pro forma income (loss) including

AND excluding roll-up expenses and payments does not apply. We note that you presented the expenses incurred and expected to be incurred in connection with the roll-up transaction on page 238 pursuant to Item 912 of Regulation S-K. Please further explain why you believe that the disclosure requirement in Item 914 (c)(2) of Regulation S-K does not apply as it appears that you have already identified the amount of roll-up expenses. Otherwise, revise to comply with all of the requirements of Item 914 of Regulation S-K.

31.   We note your response to comment 81 of our letter dated June 8, 2012. Please additionally address the following:

- Expand your disclosures regarding your accounting treatment to specifically identify which Predecessor entity you have identified as the accounting acquirer;

- You state that the Sponsors (defined as Anthony E. Malkin and Peter L. Malkin) control a majority interest in each of the Controlled Entities comprising your Predecessor. You also state that the Sponsors and/or their affiliates and family members control the activities of over the Controlled Entities. Please reconcile these statements and revise your disclosures throughout the filing to clearly identify the Control Group of the Controlled Entities. Clarify if the affiliates and family members of Anthony and Peter Malkin have been included in the Control Group, and provide us with the ownership structure of each of the Controlled Entities to support that the entities are under the common control of the Control Group. If you have deemed the Sponsors to control through any trusts; please discuss the significant terms of the trusts and the rights of the parties involved;

- Clarify how you determined that your Formation Transactions will be effected primarily through an exchange of equity interests; address the cash options in your response;

- You discuss the relative voting rights in the combined entity after the business combinations; please further discuss on an entity basis rather than solely on a "Controlled Entities" combined basis. Also, please address the voting rights of the Sponsors only versus the entire Malkin Family in the combined entity; and

- We note that you did not rely on the combining entity whose relative size is significantly larger than that of the other combining entities to determine the accounting acquirer from the Predecessor entities; please specifically discuss the relative size of Empire State Building Associates, LLC and your consideration of this entity as the accounting acquirer.

1. Adjustments to the Pro Forma Condensed Consolidated Balance Sheet (in thousands except per share amounts):

Adjustment (C), page F-16

32.   We note your response to comment 70 of our letter dated June 8, 2012. You state that you determined the fair value based on the preliminary aggregate exchange values of the Predecessor's non-controlling interests as determined by the independent valuer. Please provide us with more details regarding how you determined the portion of the value to allocate to the acquirer's existing ownership interest. Furthermore, it appears that you based the existing non-controlling interest on ownership by all of the Predecessor entities, rather than just the entity that you identified as the accounting acquirer, Malkin Holdings; please clarify your basis for this and how it complies with ASC 805-10-25-10.

33.   We note your response to comment 71 of our letter dated June 8, 2012. Since it appears that you have already determined the amount that should be allocated to these above-or-below market intangibles, please revise your allocation to properly include the related asset, liabilities, and income statement impacts.

34.   We note your response to comment 72 of our letter dated June 8, 2012. Please clarify your basis for only considering leases with renewal rates that are more than 10 percent below the fair market rent estimate during the renewal period to be below-market lease intangibles. Discuss your analysis of historical renewal rates that supports this methodology and quantify the amount of leases that were excluded from the below-market lease intangibles that were below the 10 percent threshold. Furthermore, expand your disclosure to specifically discuss your policy for determining below-market lease intangibles and the amortization period.

35.   We note your responses to comments 73 and 75 of our letter dated June 8, 2012. We continue to consider your analyses. Notwithstanding this, please additionally tell us how your identification of Malkin Holdings as the acquirer impacted your analysis regarding the settlement of a pre-existing executory contract relationship since Malkin Holdings is not a party to the leasing arrangement. Also, address how you considered the recognition of an intangible asset (other than goodwill) related to acquiring the rights to operate the properties. Furthermore, since Malkin Holdings is the manager/supervisor to the acquired entities, please address how this relationship was considered in your purchase accounting. Cite all of the relevant guidance that you relied upon.

2. Adjustments to the Pro Forma Condensed Consolidated Statements of Income, page F-21

36.   Please address the following related to the adjustments you intend to make to your pro forma condensed consolidated statements of income:

- Tell us how you determined that the adjustment (HH) for additional general and administrative costs for the hiring of new executive officers and estimated additional costs relating to director and officer insurance, director fees, and additional payroll complies with Article 11 of Regulation S-X. Specifically address how you determined that these adjustments are factually supportable; and

- Tell us your basis under Article 11 of Regulation S-X for including the adjustment (JJ) for estimated acquisition costs to be incurred in connection with your acquisition of the non-controlled entities.

Empire State Realty Trust Predecessor Combined Statements of Cash Flows, page F-49

37. We have reviewed your response to comment 77 of our letter dated June 8, 2012 and your revised disclosures. Please further tell us how you determined that costs related to the consolidation and formation transactions are specific incremental costs directly attributable to a proposed offering, and tell us what accounting literature you relied upon in making this determination. It is still not clear to us how you determined that, for the controlled entities, all costs incurred (as disclosed on page 238) to consummate the consolidation should be treated as offering costs. Please indicate to us which of the costs you plan to account for as offering costs relate solely to the consolidation and formation transactions, rather than the actual proposed offering, or tell us why they cannot be separated.

Note 2 – Summary of Significant Accounting Policies, page F-52

Real Estate, page F-53

38. Please disclose the amounts of interest expense, salaries and any other soft costs that are capitalized each year. Also in your response, discuss the activities that these costs relate to, the percentage of total capitalized costs that these soft costs represent, and any significant year-to-year changes. See ASC 835-20-50-1 for reference.

Note 9 – Commitments and Contingencies, page F-70

Litigation, page F-70

39. We note your response to comment 76 of our letter dated June 8, 2012 and your revised disclosures which state that you cannot reasonably assess the timing or outcome of this litigation or its effect, if any, on your financial statements. As previously requested, please revise your disclosures in all footnotes where this litigation is discussed to comply with ASC 450-20-50 to clearly state that an estimate cannot be made as noted in your response.

Empire State Building Company LLC and Affiliates Consolidated Balance Sheets,
page F-108

40.   We note that historically, improvements made to the Empire State Building funded by the
        operating cash flows of Empire State Building Company LLC are owned by the ESBC
        and capitalized. We note this appears to contradict the terms of the sublease between
        ESBA and ESBC that provides: "it is agreed that title to all of the improvements shall be
        in Lessor." Please tell us how you determined that these capital improvements are
        property of ESBC rather than ESBA; also, cite the appropriate excerpts from the lease
        and sublease agreements that support your accounting treatment and the accounting
        guidance you relied upon to determine how to record these improvements.

Appendix C – Certain Projections, page C-1

41.   Please disclose all financial projections prepared by or on behalf of the sponsor that are
        materially related to the transaction, not just "certain projections." All financial
        projections that management has access to in connection with the transaction need to be
        disclosed to security holders, regardless of whether the projections were provided to your
        financial advisor. We note, for instance, in your response to prior comment 2, that the
        valuation for the Empire State Building was materially changed, in part because revised
        projections were provided to Duff & Phelps.

42.   You describe financial projections of the supervisor and the other management
        companies for the period from the year ending December 31, 2011 to the year ending
        December 31, 2020, but do not appear to disclose these. Please make these disclosures,
        or advise.

Exhibit Index

43.   We note that you have added exhibit 99.9 to the exhibit list, which incorporates by
        reference the sublease between ESBC and ESBA. Please also file as an exhibit the
        original lease agreement, as well as any modifications to the lease.

44.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to
        granting effectiveness of the registration statement and may have further comments after
        our review. If you are not in a position to file the legal and tax opinions with the next
        amendment, please provide draft copies for us to review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. Please allow adequate time for us to review any amendments prior to the requested effective date of the registration statements.

You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at 202-551-3503 with any other questions. If you require further assistance you may contact me at (202) 551-3233.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief